Exhibit 99.4

SHL TELEMEDICINE LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Review of Interim Condensed Consolidated Financial Statements (PCAOB ID: 1281)	F - 2

Consolidated Balance Sheets	F - 3 - F - 4

Consolidated Statements of Comprehensive Income	F - 5

Consolidated Statements of Changes in Equity	F - 6 - F - 7

Consolidated Statements of Cash Flows	F - 8 - F - 9

Notes to Interim Condensed Consolidated Financial Statements	F - 10 - F - 15

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Auditors' Review Report to the Shareholders and Board of Directors of SHL Telemedicine Ltd.

Introduction

We have reviewed the accompanying interim condensed consolidated financial statements of SHL Telemedicine Ltd. ("the Company") and its subsidiaries as of June 30, 2024, which comprise the interim consolidated balance sheet as of June 30, 2024, and the related interim consolidated statements of comprehensive income, changes in equity and cash flows for the six month period then ended and explanatory notes. Management is responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34, "Interim Financial Reporting" ("IAS 34"). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
September 26 , 2024	A Member of Ernst & Young Global

SHL TELEMEDICINE LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,		December 31,
	2024	2023	2023
	Unaudited		Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	10,890	10,435	6,693
Short-term investments	9,435	19,004	19,557
Trade receivables	7,805	8,788	8,557
Inventory	2,902	3,995	3,459
Other accounts receivable	2,080	2,176	1,792

	33,112	44,398	40,058

NON-CURRENT ASSETS:
Inventory	1,915	1,572	1,913
Prepaid expenses	2,941	3,234	3,220
Call option to non-controlling interests, net	-	-	147
Long-term deposits	317	334	328
Right-of-use assets	6,909	10,695	7,214
Deferred taxes	1,601	2,213	2,055

	13,683	18,048	14,877

PROPERTY AND EQUIPMENT, NET	4,997	4,814	4,892

GOODWILL	31,814	32,320	32,965

INTANGIBLE ASSETS, NET	19,238	20,244	20,257

Total assets	102,844	119,824	113,049

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

SHL TELEMEDICINE LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,		December 31,
	2024	2023	2023
	Unaudited		Audited
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Credit from banks and others	2,112	2,101	2,160
Current maturities of lease liabilities	2,137	2,398	2,435
Deferred revenues	382	218	304
Income taxes payable	98	144	119
Trade payables	3,501	3,668	3,884
Other payables	7,007	7,353	8,536

	15,237	15,882	17,438

NON-CURRENT LIABILITIES:
Loans from banks	9,030	11,320	10,460
Deferred taxes	2,086	2,417	2,313
Lease liabilities	4,632	8,847	4,804
Employee benefit liabilities	1,591	1,488	1,573
Put option to non-controlling interests, net	-	241	-

	17,339	24,313	19,150

Total liabilities	32,576	40,195	36,588

EQUITY:
Attributable to equity holders of the Company:
Issued capital	48	48	48
Additional paid-in capital	156,637	155,874	156,334
Treasury shares	(2)	(2)	(2)
Foreign currency translation reserve	(7,803)	(6,693)	(5,294)
Capital reserve for options	1,514	1,514	1,514
Capital reserve for remeasurement gains on defined benefit plans	1,058	1,000	1,058
Accumulated deficit	(84,131)	(75,291)	(80,130)

	67,321	76,450	73,528

Non-controlling interests	2,947	3,179	2,933

Total equity	70,268	79,629	76,461

Total liabilities and equity	102,844	119,824	113,049

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

September 26, 2024
Date of approval of the	Nir Rotenberg	David Arnon
financial statements	Director	CEO

SHL TELEMEDICINE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

		Six months ended June 30,		Year ended December 31,
	Note	2024	2023	2023
		Unaudited		Audited

Revenues		27,869	29,005	57,075
Cost of revenues		14,774	16,228	31,814

Gross profit		13,095	12,777	25,261

Research and development costs		2,597	2,389	5,260
Selling and marketing expenses		5,578	5,620	10,581
General and administrative expenses		8,427	8,689	16,228
Other expenses		415	529	2,198

Operating loss		(3,922)	(4,450)	(9,006)
Financial income		1,316	4,462	4,833
Financial expenses		(819)	(1,426)	(1,791)

Loss before taxes on income		(3,425)	(1,414)	(5,964)
Taxes on income		465	706	891

Net loss		(3,890)	(2,120)	(6,855)

Other comprehensive income:

Other comprehensive income not to be reclassified to profit or loss in subsequent periods-
Re-measurement gain on defined benefit plans		-	-	52

Other comprehensive loss to be reclassified to profit or loss in subsequent periods:
Foreign currency translation reserve		(2,614)	(3,571)	(2,119)

Total other comprehensive loss		(2,614)	(3,571)	(2,067)

Total comprehensive loss		(6,504)	(5,691)	(8,922)

Net income (loss) attributable to:
Equity holders of the Company		(4,001)	(2,217)	(7,056)
Non-controlling interests		111	97	201

		(3,890)	(2,120)	(6,855)
Total comprehensive income (loss) attributable to:
Equity holders of the Company		(6,510)	(5,619)	(9,001)
Non-controlling interests		6	(72)	79

		(6,504)	(5,691)	(8,922)
Earnings per share attributable to equity holders of the Company:
Basic loss		(0.24)	(0.14)	(0.43)
Diluted loss		(0.24)	(0.25)	(0.54)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

SHL TELEMEDICINE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Issued capital	Additional paid-in capital	Treasury shares	Foreign currency translation reserve	Capital reserve for options	Capital reserve for remeasurement gains on defined benefit plans	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2024 (audited)	48	156,334	(2)	(5,294)	1,514	1,058	(80,130)	73,528	2,933	76,461

Share-based payments	-	284	-	-	-	-	-	284	27	311
Equity component of transaction with non-controlling interest	-	19	-	-	-	-	-	19	(19)	-
Net profit (loss)	-	-	-	-	-	-	(4,001)	(4,001)	111	(3,890)
Total other comprehensive loss	-	-	-	(2,509)	-	-	-	(2,509)	(105)	(2,614)

Balance as of June 30, 2024 (unaudited)	48	156,637	(2)	(7,803)	1,514	1,058	(84,131)	67,321	2,947	70,268

	Issued capital	Additional paid-in capital	Treasury shares	Foreign currency translation reserve	Capital reserve for options	Capital reserve for remeasurement gains on defined benefit plans	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2023 (audited)	43	130,009	(2)	(3,291)	1,002	1,000	(73,074)	55,687	3,602	59,289

Exercise of share options	5	25,114	-	-	512	-	-	25,631	-	25,631
Share-based payments	-	691	-	-	-	-	-	691	85	776
Equity component of transaction with non-controlling interest	-	60	-	-	-	-	-	60	(60)	-
Net profit (loss)	-	-	-	-	-	-	(2,217)	(2,217)	97	(2,120)
Total other comprehensive loss	-	-	-	(3,402)	-	-	-	(3,402)	(169)	(3,571)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(376)	(376)

Balance as of June 30, 2023 (unaudited)	48	155,874	(2)	(6,693)	1,514	1,000	(75,291)	76,450	3,179	79,629

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

SHL TELEMEDICINE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Issued capital		Additional paid-in capital		Treasury shares	Foreign currency translation reserve	Capital reserve for options	Capital reserve for remeasurement gains on defined benefit plans	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2023 (audited)	43		130,009		(2)	(3,291)	1,002	1,000	(73,074)	55,687	3,602	59,289

Exercise of share options	5		25,114		-	-	512	-	-	25,631	-	25,631
Exercise of Employee options	*	)	*	)	-	-	-	-	-	-	-	-
Share-based payments	-		1,116		-	-	-	-	-	1,116	136	1,252
Equity component of transaction with non-controlling interest	-		95		-	-	-	-	-	95	(95)	-
Dividend paid to non-controlling interests	-		-		-	-	-	-	-	-	(789)	(789)
Net profit (loss)	-		-		-	-	-	-	(7,056)	(7,056)	201	(6,855)
Total other comprehensive income (loss)	-		-		-	(2,003)	-	58	-	(1,945)	(122)	(2,067)

Balance as of December 31, 2023 (audited)	48		156,334		(2)	(5,294)	1,514	1,058	(80,130)	73,528	2,933	76,461

*)          Represents less than $1.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

SHL TELEMEDICINE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31,
	2024	2023	2023
	Unaudited		Audited
Cash flows from operating activities:

Net loss	(3,890)	(2,120)	(6,855)

Adjustments required to reconcile net loss to net cash used in operating activities:

Income and expenses not involving operating cash flows:

Depreciation and amortization	3,715	3,512	7,692
Capital loss from disposals of property and equipment	51	16	278
Capital gain from amendment of lease liabilities	-	-	(399)
Change in employee benefit liabilities, net	74	69	180
Financial expenses (income), net	14	(2,432)	(2,446)
Valuation gains of short-term investments	(557)	(723)	(848)
Cost of share-based payments	311	776	1,252
Tax expenses	465	706	891

	4,073	1,924	6,600
Changes in operating assets and liabilities:

Decrease (increase) in trade receivables, net	458	(1,413)	(975)
Decrease (increase) in inventory	359	(411)	(156)
Decrease (increase) in prepaid expenses	169	(35)	44
Decrease (increase) in other accounts receivable	(356)	(368)	62
Increase (decrease) in trade payables	(251)	98	235
Increase (decrease) in deferred revenues	90	(30)	51
Increase (decrease) in other accounts payable	(916)	(460)	965

	(447)	(2,619)	226
Cash paid and received:

Interest received	900	566	621
Interest paid	(575)	(709)	(1,296)
Income tax received	-	9	8
Income taxes paid	(407)	(344)	(800)

	(82)	(478)	(1,467)

Net cash used in operating activities	(346)	(3,293)	(1,496)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

SHL TELEMEDICINE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31,
	2024	2023	2023
	Unaudited		Audited
Cash flows from investing activities:

Purchase of property and equipment	(867)	(578)	(1,289)
Investment in intangible assets	(1,629)	(2,196)	(4,203)
Investment in short-term deposits	-	(9,783)	(9,840)
Proceeds from short-term deposits	10,032	5,900	5,855
Purchase of short-term investments	(1,578)	(963)	(2,291)
Proceeds from sale of short-term investments	1,344	1,022	2,422

Net cash provided by (used in) investing activities	7,302	(6,598)	(9,346)

Cash flows from financing activities:

Dividend paid to non-controlling interests	-	(376)	(789)
Payment of lease liabilities	(1,369)	(1,237)	(2,648)
Exercise of share options	-	20,298	20,298
Payment of long-term loans	(1,054)	(1,055)	(2,070)
Payment of liability to underwriter	-	(1,124)	(1,124)
Other	-	12	-

Net cash provided by (used in) financing activities	(2,423)	16,518	13,667

Effect of exchange rate changes on cash and cash equivalents	(336)	(675)	(615)

Increase in cash and cash equivalents	4,197	5,952	2,210
Cash and cash equivalents at the beginning of the period	6,693	4,483	4,483

Cash and cash equivalents at the end of the period	10,890	10,435	6,693

Non-cash transactions:

Right-of-use asset recognized with corresponding lease liability	1,147	1,065	(1,265)

Liability derecognized and recorded in equity upon exercise of share options	-	5,333	5,333

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

SHL TELEMEDICINE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL

a.
These consolidated financial statements have been prepared in a condensed format as of June 30, 2024 and for the six months then ended. These condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and accompanying notes of SHL Telemedicine Ltd. ("the Company") as of December 31, 2023 and for the year then ended ("the annual financial statements").

b.	The effects of the Swords of Iron War:

In continuation of the description in Note 1 to the annual consolidated financial statements regarding the effects of the Swords of Iron War ("the war"), the Company believes that the effects of the war on the Company's business activities in the reporting period are not material.

c.	Following are data regarding the Israeli CPI and the exchange rates of the Euro, U.S. dollar and the Swiss Franc in relation to the new Israeli Shekel (NIS):

	Israeli	Exchange rate
	CPI	€ 1	U.S. $ 1	CHF 1
For the period ended	Points	N I S

June 30, 2024	253.8	4.02	3.76	4.18
June 30, 2023	246.7	4.02	3.7	4.11
December 31, 2023	248.6	4.01	3.63	4.31

Change during the period	%	%	%	%

June 2024 (6 months)	2.1	0.2	3.6	(3.1)
June 2023 (6 months)	2.2	7.2	5.1	7.6
December 31, 2023	3	6.9	3.1	12.8

*)	The index on an average basis of 1993 = 100.

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim condensed consolidated financial statements:

The interim condensed consolidated financial statements for the six months ended June 30, 2024 have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting.

The significant accounting policies and methods of computation adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the annual financial statements except as described in b. below.

SHL TELEMEDICINE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Initial adoption of amendments to International Financial Reporting Standards:

Amendment to IAS 1, "Presentation of Financial Statements":

In January 2020, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements" regarding the criteria for determining the classification of liabilities as current or non-current ("the Original Amendment"). In October 2022, the IASB issued a subsequent amendment ("the Subsequent Amendment").

According to the Subsequent Amendment:

•	Only financial covenants with which an entity must comply on or before the reporting date will affect a liability's classification as current or non-current.

•
In respect of a liability for which compliance with financial covenants is to be evaluated within twelve months from the reporting date, disclosure is required to enable users of the financial statements to assess the risks related to that liability. The Subsequent Amendment requires disclosure of the carrying amount of the liability, information about the financial covenants, and the facts and circumstances at the end of the reporting period that could result in the conclusion that the entity may have difficulty in complying with the financial covenants.

According to the Original Amendment, the conversion option of a liability affects the classification of the entire liability as current or non-current unless the conversion component is an equity instrument.

The Original Amendment and Subsequent Amendment are applied retrospectively for annual periods beginning on January 1, 2024.

The Amendments did not have a material impact on the Company's interim consolidated financial statements.

c.	Disclosure of new Standards in the period prior to adoption:

IFRS 18, "Presentation and Disclosure in Financial Statements":

In April 2024, the International Accounting Standards Board ("the IASB") issued IFRS 18, "Presentation and Disclosure in Financial Statements" ("IFRS 18") which replaces IAS 1, "Presentation of Financial Statements".

IFRS 18 is aimed at improving comparability and transparency of communication in financial statements.

IFRS 18 retains certain existing requirements of IAS 1 and introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information.

IFRS 18 does not modify the recognition and measurement provisions of items in the financial statements. However, since items within the statement of profit or loss must be classified into one of five categories (operating, investing, financing, taxes on income and discontinued operations), it may change the entity's operating profit. Moreover, the publication of IFRS 18 resulted in consequential narrow scope amendments to other accounting standards, including IAS 7, "Statement of Cash Flows", and IAS 34, "Interim Financial Reporting".

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively. Early adoption is permitted but will need to be disclosed.

The Company is evaluating the effects of IFRS 18, including the effects of the consequential amendments to other accounting standards, on its consolidated financial statements

SHL TELEMEDICINE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 3:-      REVENUES

	Six months ended June 30,		Year ended December 31,
	2024	2023	2023
	Unaudited		Audited

Revenues from services performed during the period	27,375	28,195	55,678
Revenues from sale of devices	494	810	1,397

	27,869	29,005	57,075

NOTE 4:-	MATERIAL EVENTS DURING THE REPORTING PERIOD

a.
In March, 2024 the Company announced that Erez Nachtomy, the Company's CEO, will be stepping down as CEO in mid-June 2024. In June, 2024 the Company announced that Mr. Nachtomy has agreed to remain as the CEO until the end of August 2024. See also Note 6a regarding the appointment of a new CEO.

b.
During the period, the Company's Board of Directors approved the grant of 20,000 options to a consultant, under the 2021 Executive and Key Employee Israeli Share Incentive Plan. The options shall vest over a period of 3 years (25% after 1 year, and 9.375% each quarter thereafter). The fair value of options granted is CHF 1.403 ($ 1.571). The fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 4.89; exercise price – CHF 8.50; expected volatility – 53.06%; risk free interest rate – 0.65%; expected dividend – 0%; and expected average life of options 4.6 years.

c.
According to the terms of the Put and Call Options granted in the acquisition of the Mediton Group in 2021, the Put Option may be exercised for a period of one year commencing from September 2024. The fair value of the Put and Call options based on economic assumptions as to exercise date is insignificant as of June 30, 2024. See also Note 6e regarding the notice of exercising of the PUT option by non-controlling interests.

SHL TELEMEDICINE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 5:-      SEGMENT INFORMATION

As presented in the annual financial statements, the Group operates in three geographic segments: Israel, Europe (principally Germany) and Rest of the world ("Row").

Management monitors the operating results of its geographical units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on segment profit. SG&A Group expenses and some research and development expenses are mostly allocated to the separate geographic units. Some corporate expenses, some research and development expenses, finance costs and finance income and income taxes are managed on a group basis and are not allocated to the geographic segments.

Revenues are allocated based on the location of the end customer. The Group presents disaggregated revenue information based on types of customers: Individual customers and communities, Institutions and payers (income from service agreements with institutions, insurance companies and HMOs), and others.

a.	Segment revenues:

	Individuals and communities	Institutions and payers	Others	Total
Six months ended June 30, 2024 (unaudited):

Europe	-	6,557	-	6,557
Israel	10,195	10,745	-	20,940
Row	-	-	372	372

Total revenues	10,195	17,302	372	27,869

Six months ended June 30, 2023 (unaudited):

Europe	-	6,831	-	6,831
Israel	10,909	10,716	-	21,625
Row	-	-	549	549

Total revenues	10,909	17,547	549	29,005

SHL TELEMEDICINE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 5:-      SEGMENT INFORMATION (Cont.)

	Individuals and communities	Institutions and payers	Others	Total

Year ended December 31, 2023 (audited):

Europe	-	14,067	-	14,067
Israel	20,913	21,179	-	42,092
Row	-	-	916	916

Total revenues	20,913	35,246	916	57,075

b.	Segment profit (loss):

	Six months ended June 30,		Year ended December 31,
	2024	2023	2023
	Unaudited		Audited

Europe	(1,699)	(2,672)	(5,347)
Israel	3,912	3,976	8,424
Row	(2,195)	(1,488)	(3,622)

	18	(184)	(545)
Unallocated income and expenses:
Corporate and R&D expenses	(3,525)	(3,737)	(6,263)
Other expenses	(415)	(529)	(2,198)

Operating loss	(3,922)	(4,450)	(9,006)
Financial income, net	497	3,036	3,042

Loss before taxes on income	(3,425)	(1,414)	(5,964)

SHL TELEMEDICINE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 6:-	SUBSEQUENT EVENTS

a.	In July, 2024 the Company announced that it has appointed Mr. David Arnon as CEO of the Company.

b.
In August, 2024 the Company announced that Mr. Yariv Alroy, Chairman of the Company, has informed the Company that he will be stepping down as Chairman and is resigning from the Board of Directors effective immediately.

c.	In September, 2024 the Company announced that it has appointed Dr. Itamar Ofer as the new Chairman of the Company.

d.
In September, 2024, following the approval of the Company's Board of Directors, the Company's Special General Meeting of the shareholders approved the grant of 400,000 options to the Company's CEO, under the 2021 Executive and Key Employee Israeli Share Incentive Plan. The options shall vest over a period of 4 years in equal annual installments (100,000 options for each installment). The exercise price for options to purchase up to 200,000 Ordinary Shares is CHF 7.12 ($ 8) per share, and for the remaining options to purchase 200,000 Ordinary Shares is CHF 5.34 ($ 6) per share.

e.
In September, 2024, the main non-controlling interest ("the Sellers") provided notice to the Company that they were exercising their right (the "Put Option Right") to require the Company to purchase all of the Sellers’ remaining holdings in Mediton Group according to the Share Purchase Agreement of Mediton in 2021.